

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

William J. Rouhana, Jr.
Chief Executive Officer
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, Connecticut 06807

> **Re: Chicken Soup for the Soul Entertainment, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 3, 2024**
> **File No. 001-38125**

Dear William J. Rouhana, Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brian Ross